UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

	By:	/s/ Shao-Ning Johnny Chou
	Name:	Shao-Ning Johnny Chou
	Title:	Chairman and Chief Executive Officer

Date: January 10, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: BEST Inc. Receives Notification from NYSE Regarding Delayed Filing of Semi-Annual Financial Information for the Half Year Ended June 30, 2024

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